UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 4)*

                       Prescient Applied Intelligence, Inc.
                      -------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    740925102
                                 --------------
                                 (CUSIP Number)

                                  Steven Derby
                               SDS Management, LLC
                           53 Forest Avenue, 2nd Floor
                             Old Greenwich, CT 06870
                                 (203) 967-5850

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 December 31, 2005
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. 740925102                     13D                   Page 2 of 10 Pages

--------------------------------------------------------------------------------
1.     Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       SDS Capital Group SPC, Ltd.
--------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)    [X]

       (b)    [ ]
--------------------------------------------------------------------------------
3.     SEC Use Only


--------------------------------------------------------------------------------
4.     Source of Funds:        (See Instructions)


--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       Cayman Islands
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             5,731,742
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power                   0
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        5,731,742
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power              0

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        5,731,742
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        14.23%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

(1) Includes an aggregate of 24,315 shares of common stock issuable upon the exercise of warrants.

CUSIP No. 740925102                     13D                   Page 3 of 10 Pages

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        SDS Management, LLC
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds:  (See Instructions)


--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       Delaware
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power                     0
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           5,731,742
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power                0
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      5,731,742

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        5,731,742
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        14.23%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

CUSIP No. 740925102                     13D                   Page 4 of 10 Pages

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Mr. Steven Derby
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds:  (See Instructions)


--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       United States
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power                     0
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           5,731,742
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power                0
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      5,731,742

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        5,731,742
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        14.23%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

CUSIP No. 740925102                     13D                   Page 5 of 10 Pages

--------------------------------------------------------------------------------

                                  Introduction

         This Amendment No. 4 to Schedule 13D is being filed by SDS Capital Group SPC, Ltd., a Cayman Islands corporation ("SDS" or the "Reporting Person"), with respect to its beneficial ownership of shares of common stock, par value $0.001 per share, of Prescient Applied Intelligence, Inc., a Delware company corporation (the "Issuer"), formerly known as The Vialink Company.

Item 1.  Security and Issuer

       This statement relates to the Common Stock of the Company. The Company's executive offices are located at 1247 Ward Avenue, Suite 200, West Chester, Pennsylvania 19380.

Item 2.  Identity and Background

         This statement is filed by SDS Capital Group SPC, Ltd., a Cayman Islands corporation. SDS Management, LLC, a Delaware limited liability company, is the investment manager (the "Investment Manager") of the Reporting Person. Mr. Steven Derby, a United States citizen ("Mr. Derby"), is the sole managing member of the Investment Manager. The Reporting Person is principally engaged in making investments. The address of the principal business office of the Reporting Person is 53 Forest Avenue, 2nd Floor, Old Greenwich, Connecticut 06870. The address of the principal business office of the Investment Manager is 53 Forest Avenue, 2nd Floor, Old Greenwich, Connecticut 06870. The address of the principal business office of Mr. Derby is 53 Forest Avenue, 2nd Floor, Old Greenwich, Connecticut 06870.

         (a)      Not applicable.

         (b)      Not applicable.

         (c)      Not applicable.

         (d) During the last five years, neither the Reporting Person, the Investment Manager, Mr. Derby nor any executive officer or director of the Reporting Person or the Investment Manager has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither the Reporting Person, the Investment Manager, Mr. Derby nor any executive officer or director of the Reporting Person or the Investment Manager has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or findings of any violation with respect to such laws.

         (f)      Not applicable.

CUSIP No. 740925102                     13D                   Page 6 of 10 Pages

--------------------------------------------------------------------------------

Item 3.  Source and Amount of Funds or Other Consideration

        Pursuant to a merger consummated on December 31, 2004 between a wholly owned subsidiary of the Company and Prescient Systems, Inc., a private company (the "Merger"), and related recapitalization of the Company, the Company issued shares of its Common Stock, shares of its Series E Convertible Preferred Stock, shares of its Series F Convertible Preferred Stock and warrants to purchase shares of Common Stock. The shares of Common Stock which are the subject of this Amendment No. 4 to Schedule 13D were acquired by the Reporting Person in exchange for (i) certain shares of the Company's Series D Preferred Stock held by the Reporting Person, (ii) certain shares of convertible preferred stock of Prescient Systems, Inc. held by the Reporting Person and (iii) warrants to purchase shares of Common Stock held by the Reporting Person. In connection with the Merger and related recapitalization of the Company, the Company changed its corporate name from "The viaLink Company" to "Prescient Applied Intelligence, Inc." and effected a one-for-twenty reverse stock split of its Common Stock effective December 31, 2004.


Item 4.  Purpose of Transaction

         The purpose of the acquisitions by the Reporting Person was to acquire securities of the Issuer for investment purposes.

         The purpose of the acquisitions by the Reporting Person was to purchase and acquire securities of the Company for investment purposes. Except as may be provided herein, in the Schedule 13D filed by the Reporting Person on December 31, 2004, or in any amendments to such Schedule 13D filed by the Reporting Person with respect to its beneficial ownership of shares of Common Stock of the Company, the Reporting Person does not have any other plans or proposals which would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iii) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (iv) any material change in the present capitalization or dividend policy of the Company; (v) any other material change in the Company's business or corporate structure, (vi) any changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (vii) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (ix) any action similar to any of those enumerated above.

CUSIP No. 740925102                     13D                   Page 7 of 10 Pages

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Item 5.  Interest in Securities of the Issuer

         1.       The Reporting Person.

                  (a) Amount beneficially owned: 5,731,742 shares of common stock.

                  (b)      Percent of Class: 14.23%

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or direct the vote:
                                    5,731,742

                           (ii)     shared power to vote or direct the vote: 0

                           (iii)    sole power to dispose or direct the
                                    disposition of: 5,731,742

                           (iv) shared power to dispose or direct the disposition of: 0

         2.       The Investment Manager.

                  (a) Amount beneficially owned: 5,731,742 shares of common stock

                  (b)      Percent of Class: 14.23%

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or direct the vote: 0

                           (ii)     shared power to vote or direct the vote:
                                    5,731,742

                           (iii)    sole power to dispose or direct the
                                    disposition of: 0

                           (iv) shared power to dispose or direct the disposition of: 5,731,742

         3.       Mr. Derby.

                  (a) Amount beneficially owned: 5,731,742 shares of common stock.

                  (b)      Percent of Class: 14.23%

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or direct the vote: 0

CUSIP No. 740925102                     13D                   Page 8 of 10 Pages

--------------------------------------------------------------------------------

                           (ii)     shared power to vote or direct the vote:
                                    5,731,742

                           (iii)    sole power to dispose or direct the
                                    disposition of: 0

                           (iv) shared power to dispose or direct the disposition of: 5,731,742

                All shares of the Company's preferred stock and warrants to purchase Common Stock held by the Reporting Person restrict the conversion or exercise of such securities to the extent that such conversion or exercise would result in the Reporting Person beneficially owning in excess of 9.99% of the then issued and outstanding shares of Common Stock.

                The Reporting Person beneficially owns an aggregate of 5,731,742 shares of Common Stock, consisting of (i) 5,712,000 shares of Common Stock previously reported on Schedule 13D (which includes approximately 1,325 shares which were issued as accrued interest on certain promissory notes held by the Reporting Person and inadvertently omitted from such Schedule 13D) and (ii) 19,742 shares of Common Stock reported herein.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         To the knowledge of the Reporting Person, the Investment Manager or Mr. Derby on the date hereof, except to the extent set forth herein, neither the Reporting Person, the Investment Manager or Mr. Derby has any other contracts, arrangements, understandings or relationship (legal or otherwise) with any person with respect to securities issued by the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions or profits or loss or the giving or withholding of proxies.

Item 7.    Material to be Filed as Exhibits

Exhibit 1         Joint Filing Agreement

CUSIP No. 740925102                     13D                   Page 9 of 10 Pages

--------------------------------------------------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2006


                                                   SDS CAPITAL GROUP SPC, LTD.
                                                   By: SDS Management, LLC,
                                                       its Investment Manager

                                                   By: /s/ Steven Derby
                                                       -------------------------
                                                        Name:  Steven Derby
                                                        Title: Managing Member


                                                   SDS MANAGEMENT, LLC

                                                   By: /s/ Steven Derby
                                                       -------------------------
                                                        Name:  Steven Derby
                                                        Title: Managing Member

                                                   /s/ Steven Derby
                                                   -----------------------------
                                                           Steven Derby

CUSIP No. 740925102                     13D                  Page 10 of 10 Pages

--------------------------------------------------------------------------------


                                    EXHIBIT 1
                             JOINT FILING AGREEMENT

This Agreement is filed as an exhibit to this Amendment No. 4 to Schedule 13D being filed by SDS Capital Group SPC, Ltd., SDS Management, LLC and Mr. Steven Derby in compliance with Rule 13d-1(k) of the Securities and Exchange Commission, which requires an agreement in writing indicating that this Schedule 13D to which this Agreement is attached is filed on behalf of the below-named companies and individual, that they are each responsible for the timely filing of the Schedule 13D and any amendments thereto and for the completeness and accuracy of the information concerning such persons contained therein.

Dated: February 14, 2006

                                                   SDS CAPITAL GROUP SPC, LTD.
                                                   By: SDS Management, LLC,
                                                       its Investment Manager

                                                   By: /s/ Steven Derby
                                                       -------------------------
                                                        Name:  Steven Derby
                                                        Title: Managing Member


                                                   SDS MANAGEMENT, LLC

                                                   By: /s/ Steven Derby
                                                       -------------------------
                                                        Name:  Steven Derby
                                                        Title: Managing Member

                                                   /s/ Steven Derby
                                                   -----------------------------
                                                           Steven Derby